Exhibit 20

February 22, 2018

NOTICE OF DEFAULT

Green Endeavors, Inc., Landis

Salons, Inc., Landis Salons II, Inc.

And Landis Experience Center, LLC.

C/O Richard Surber

59 West 100 South, 2nd Floor

Salt Lake City, UT 84101

Re: Promissory Note dated as of December 31, 2017, (the “Note”) by and between Green Endeavors, Inc., Landis Salon, Inc., Landis Salon II, Inc. and Landis Experience Center, LLC (the “Company”) in favor of LCF Salons, LLC (“LCF”).

Dear Mr. Surber:

Please be advised that the Company is in default of the Note for, among other things, failure to make the initial payment of $10,000 due in accordance with the terms and provisions of the Note. Please consider this letter formal notice from LCF that the Company is in default of the Agreement for the reason stated above. Pursuant to the Note, please be advised that the Company has Thirty (30) days from the date this letter is deemed delivered to remedy and cure this default. If such default is not remedies or cured to LCF’s satisfaction within said time period, LCF will immediately pursue all of its rights and remedies available at law or in equity, including, without limitation, seeking interest at default rate, collection of attorneys’ fees and other costs incurred in connection with LCF’s collection efforts, seeking foreclosure of all collateral securing the indebtedness evidenced by the security interest purchased from TCA Global Credit Master Fund, LP. Pursuing any guarantor and other that may have liability in connection with the Note, and all other remedies that may be available to LCF under the Note and related documents and applicable law.

IT IS LCF’S INTENTION TO FULL PROSECUTE ITS RIGHTS UNDER THE NOTE AT THE EALIEST TIME UNDER THE DOCUMENTS.

PLEASE GOVERN YOURSELF ACCORDINGLY.

Very truly yours,

/s/ Logan C. Fast

LCF Salons, LLC